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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Sequana Therapeutics, Inc.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    81732210
                                 --------------
                                 (CUSIP Number)

                             Frederick J. Ruegsegger
                        Arris Pharmaceutical Corporation
             180 Kimball Way, South San Francisco, California 94080
                                 (650) 829-1000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 2, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



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CUSIP NO. 81732210                                            PAGE 8 OF 14 PAGES
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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

--------------------------------------------------------------------------------------------------------
    EXHIBIT NO.                                         DESCRIPTION
--------------------------------------------------------------------------------------------------------
          4.1       Agreement and Plan of Merger and Reorganization dated as of November 2,
                    1997, by and among Arris Pharmaceutical Corporation, a Delaware corporation, Beagle Acquisition Sub, Inc., a California corporation and a wholly-owned subsidiary of Arris, and Sequana Therapeutics, Inc., a
                    California corporation.
--------------------------------------------------------------------------------------------------------
          4.2*      Form of Voting Agreement dated as of November 2, 1997, a substantially similar version of which has been executed by and between Arris
                    Pharmaceutical Corporation, a Delaware corporation, and each of Sequoia
                    Capital VI, Sequoia Technology Partners VI, Sequoia XXIII, Sequoia XXIV,
                    Carlyle - Sequana Investors II, L.P., Carlyle - Sequana Investors, LLC, Kevin
                    J. Kinsella, individually and as trustee for certain trusts, and New Enterprise Associates VI.
========================================================================================================

-------------
* Previously filed.


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CUSIP NO. 81732210                                            PAGE 9 OF 14 PAGES
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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 14, 1997                ARRIS PHARMACEUTICAL CORPORATION


                                       By:    /s/ Frederick J. Ruegsegger
                                              ----------------------------------
                                       Name:  Frederick J. Ruegsegger

                                       Title: Vice President and Chief
                                                Financial Officer






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CUSIP NO. 81732210                                           PAGE 14 OF 14 PAGES
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                                  EXHIBIT INDEX

-------------------------------------------------------------------------------------------------------------------
                                                                                                 Sequentially
                                                                                                   Numbered
   EXHIBIT NO.                                    DESCRIPTION                                        Page
-------------------------------------------------------------------------------------------------------------------
          4.1       Agreement and Plan of Merger and Reorganization dated as of
                    November 2, 1997, by and among Arris Pharmaceutical
                    Corporation, a Delaware corporation, Beagle Acquisition Sub,
                    Inc., a California corporation and a wholly-owned subsidiary of Arris, and Sequana Therapeutics, Inc., a California
                    corporation.
-------------------------------------------------------------------------------------------------------------------
          4.2*      Form of Voting Agreement dated as of November 2, 1997, a
                    substantially similar version of which has been executed by and between Arris Pharmaceutical Corporation, a Delaware
                    corporation, and each of Sequoia Capital VI, Sequoia
                    Technology Partners VI, Sequoia XXIII, Sequoia XXIV, Carlyle
                    - Sequana Investors II, L.P., Carlyle - Sequana Investors,
                    LLC, Kevin J. Kinsella, individually and as trustee for
                    certain trusts, and New Enterprise Associates VI.
===================================================================================================================

-------------
* Previously filed.